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                        OHIO POWER COMPANY
                        COOK COAL TERMINAL
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 22977
          BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1997





                             CONTENTS



                                                          Page

Statements of Transfer Fee Billings                         1

Summary of Costs Incurred                                   2


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
                            OHIO POWER COMPANY
                            COOK COAL TERMINAL
                    STATEMENTS OF TRANSFER FEE BILLINGS
               BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1997
                                     April 1997                       May 1997                      June 1997
                             Tons      Fee        Amount    Tons       Fee      Amount    Tons        Fee        Amount
                                    (per ton)     (000)             (per ton)   (000)              (per ton)     (000)
SERVICE TO AFFILIATES

  Indiana Michigan Power
  Company and AEP Generating
  Company:
    Rockport Plant . . . .     762,103  $1.53     $1,166    955,167   $1.53    $1,462      950,541     $1.53     $1,454

SERVICE TO NON-AFFILIATES      152,672  $1.16        177    230,078   $1.21       277      190,657     $1.51        287

    TOTAL. . . . . . . . .     914,775            $1,343  1,185,245            $1,739    1,141,198               $1,741

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
                            OHIO POWER COMPANY
                            COOK COAL TERMINAL
                         SUMMARY OF COSTS INCURRED
               BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1997
                                                                    Three
                                                                    Months
                                  April       May        June       Ended
                                  1997       1997        1997      6/30/97
                                              (in thousands)
Rents. . . . . . . . . . . . . . $  586     $  586      $  587     $1,759
Labor-UMW* . . . . . . . . . . .    165        157         157        479
Benefits-UMW*. . . . . . . . . .    165        118         106        389
Salaries and Benefits-Nonunion .     57         41          17        115
Material & Supplies. . . . . . .    131        157         126        414
Billed Services. . . . . . . . .     27        332         144        503
Taxes**. . . . . . . . . . . . .     62         60          60        182
Administrative and General . . .    198        181         173        552
Inventory Adjustments*** . . . .    (18)        (1)         24          5
Electricity. . . . . . . . . . .     53         71          71        195
Cost-of-Capital. . . . . . . . .     55         51          42        148

          Total. . . . . . . . . $1,481     $1,753      $1,507     $4,741


  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment.  These
    costs are reflected in employee benefits.
*** Represents the net change in transfer costs assigned to coal inventory at the terminal.
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